SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X                       Form 40-F
         ---------------------------                 ------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release




  Polska Telefonia Cyfrowa Appoints New Strategy, Marketing and Sales Director
                                        &
                   Announces Changes in the Supervisory Board


Warsaw - February 12, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced the appointment of Mr. Martin Schneider to the position of Strategy, Marketing and Sales Director and Member of the Management Board. His appointment will be effective February 13, 2002. Mr. Schneider's areas of responsibility will include management and direction of company-wide marketing and sales activities, strategic planning, customer care and brand management. Mr. Schneider had been a member of the Supervisory Board of PTC since 2001.

Mr. Schneider joins PTC from T-Mobile International, a subsidiary of Deutsche Telekom, where he has been a Senior Director of International Joint Venture Management since 2000. Mr. Schneider has been with Deutsche Telekom since 1993

"Martin brings to PTC a broad mixture of marketing competencies gained over many years of experience, a good understanding of the telecommunications business - especially of the mobile sector, as well as a wealth of experience in operating global businesses with multicultural and multinational dimensions," said Boguslaw Kulakowski, president and chief executive officer of the Company.

Prior to his tenure at T-Mobile International, Mr. Schneider worked for Procter & Gamble in their marketing division and then in Blendax (part of Procter & Gamble Group) in International Brand Management. He joined T-Mobile Deutschland as Head of Corporate Strategy in 1993, and then worked as Head of Product Marketing, Residential Customers and Head of Marketing Management in T-D1, Residential and Business Customers.

Mr. Schneider holds a Master of Business Administration degree from Saarland University in Saarbuecken, Germany.

Mr. Schneider was been appointed to the position at a Supervisory Board meeting held at the company on February 12, 2002. At the same meeting he resigned from his position on the Company's Supervisory Board and will be replaced by Mr. Michael Lawrence.

In addition, during that Supervisory Board meeting Mr. Jacek Walczykowski and Mr. Krzysztof Stefanowicz also resigned from their positions on the Supervisory Board, and Mr. Philippe Houdouin and Michael Picot were nominated to replace them.



Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.



                                       ###



For further information contact:For further information contact:



Malgorzata Zelezinska                     Alexander Fudukidis
IR Manager                                Global Corporate Relations
Telephone: (+48) 22 413 3275              Telephone: (+1) 212 262 6103
Mobile: (+48) 602 20 3275                 Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235                    Fax: (+1) 212 262 6115
mzelezinska@era.pl                        fudukidisa@msn.com
------------------                        ------------------

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski
    -----------------------
Boguslaw Kulakowski, Director General







By: /s/ Wilhelm Stueckemann
    -----------------------
Wilhelm Stueckemann, Director of Network Operations







By: /s/ Jonathan Eastick
    --------------------
Director of Finance





February 12,  2002